Exhibit 99.2

Management’s

Discussion and Analysis

MONTREAL, QUEBEC, MAY 21, 2007

Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar’s operations. Throughout this MD&A, unless otherwise specified, “Domtar,” “the Company,” “we,” “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures. Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (GAAP). This interim MD&A should be read in conjunction with Domtar’s unaudited interim consolidated financial statements and notes thereto as well as with Domtar’s most recent annual MD&A and audited consolidated financial statements and notes thereto1.

On March 7, 2007, the closing date of our transaction with Weyerhaeuser Company (the Transaction), we adopted fresh start reporting. In accordance with Section 1625 of the Canadian Institute of Chartered Accountants (CICA) Handbook, Comprehensive Revaluation of Assets and Liabilities (“CICA 1625”), prior period financial information has not been restated to reflect the impact of the fair value adjustments and, accordingly, certain amounts in prior periods are not directly comparable.

Domtar’s combined financial condition and results of operations for the period ended March 31, 2007 (referred to as the first quarter of 2007) represents the combination of the financial condition and results of operations prior to the application of fresh start reporting, being the period from January 1, 2007 to March 6, 2007, and the financial condition and results of operations for the period from March 7, 2007 to March 31, 2007 which reflect the application of fresh start reporting. Domtar’s financial condition and results of operations for the period ended March 31, 2006 (referred to as the first quarter of 2006) represents the financial condition and results of operations for the quarter as previously reported.

This MD&A uses non-GAAP information for the presentation of the combined financial results of the first quarter of 2007. Such combined financial results are for illustrative purposes only and are provided for the purpose of allowing a quarter-over-quarter comparison of financial condition and results of operations. This non-GAAP combined financial condition and results of operations will be referred to throughout this MD&A as “combined” information. As a result of the application of fresh start reporting that started on March 7, 2007, the financial condition and results of operations following that date are not directly comparable to those prepared for Domtar prior to that date. The financial condition and results of operations for the period ended March 6, 2007 and the financial condition and results of operations for the period from March 7, 2007 to March 31, 2007 should not be viewed as a continuum since they were prepared using different bases of accounting and different accounting policies and, therefore, are not comparable.

In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, the term “tonne” or the symbol “MT” refers to a metric ton and the term “MFBM” refers to million foot board measure. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, and the term “dollars” and the symbols “$” and “CAN$” refer to Canadian dollars. The term “U.S. dollars” and the symbol “US$” refer to United States dollars and the term “U.S.” refers to the United States.

FIRST QUARTER 2007 OVERVIEW

For the first quarter of 2007, we reported combined operating income of $15 million, compared to operating income of $178 million in the fourth quarter of 2006. On March 7, 2007, we completed our Transaction.

The results for the first quarter of 2007 included the impact of fresh start reporting (mainly lower amortization and pension costs after March 7, 2007) and costs of $34 million incurred relating to the Transaction, while the fourth quarter of 2006 included the refund of softwood lumber duties of $164 million, costs of $25 million incurred relating to the Transaction, a gain of $10 million realized on the sale of a parcel of timberlands and a charge of $5 million related to write downs of investments in our Wood business. When excluding these items, our combined results of our Papers and Paper Merchants businesses slightly improved in the first quarter of 2007 compared to the results of our fourth quarter of 2006, while the combined results of our Wood business deteriorated mostly due

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.

to the continuing difficult conditions prevailing in the wood sector. Our combined results from continuing operations in the first quarter of 2007 benefited from higher shipments of paper and wood products and slightly higher average selling prices for some of our products. These factors were offset by an increase in our environmental provision of $10 million as well as higher overall costs for freight, chemicals, energy and purchased fiber.

As at March 31, 2006, our Cornwall pulp and paper mill and Ottawa paper mill were permanently closed and as at June 30, 2006, our Vancouver paper mill and Grand-Remous and Malartic sawmills were also permanently closed.

THE TRANSACTION

Domtar Inc. is an indirect wholly-owned subsidiary of Domtar Corporation since March 7, 2007. Domtar Corporation was organized under the laws of the State of Delaware on August 16, 2006, and was, until March 7, 2007, a wholly-owned subsidiary of Weyerhaeuser Company.

Domtar Corporation is a holding company organized for the sole purpose of holding Weyerhaeuser’s Fine Paper Business and consummating the combination of the Weyerhaeuser Fine Paper Business with Domtar. Domtar Corporation has had no operations prior to March 7, 2007.

On August 22, 2006, Weyerhaeuser Company and certain wholly-owned subsidiaries entered into an agreement with Domtar providing for:

•	a series of transfers and other transactions resulting in the Weyerhaeuser Fine Paper Business becoming wholly-owned by Domtar Corporation;

•	the distribution of shares of Domtar Corporation to certain Weyerhaeuser shareholders; and

•	the combination of Domtar with Domtar Corporation.

In conjunction with the Transaction and in accordance with CICA 1625, Domtar undertook a comprehensive revaluation (or “Push Down”) of its assets and liabilities as at March 7, 2007. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of the fair value adjustments, and accordingly, certain amounts in the prior periods are not directly comparable.

COMPREHENSIVE REVALUATION

Domtar Inc. applied fresh start reporting on March 7, 2007. As a result, all assets and liabilities are reported at fair values, except for future income taxes, which are reported in accordance with Section 3465 of the CICA Handbook, Income Taxes. The following table presents the fresh start reporting adjustments:

Fresh start adjustments
(in millions of Canadian dollars)
Current assets	13
Property, plant and equipment	207
Intangibles	35
Other assets	(202)
Goodwill	157
Total Assets	210

Current liabilities	12
Income and other taxes payable	(1)
Long-term debt	60
Future income taxes	34
Other liabilities and deferred credits	135
Shareholders’ equity	(30)
Total Liabilities and shareholders’ equity	210

The fair values of the assets and liabilities have been based on Management’s best estimates at March 7, 2007. Domtar is in the process of completing its valuation of certain assets and liabilities. Accordingly, the fair value of assets and liabilities could differ materially from the amounts presented in the consolidated financial statements. The principal significant elements for which the fair value could be modified include inventories, property, plant and equipment, intangible assets (including actual depreciation and amortization expense), goodwill, future income taxes, pension plans and other employee future benefit plans.

OUR BUSINESS

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants and Wood. The description of these business segments as at December 31, 2006 can be found on pages 3 to 5 of our 2006 Annual Report1 and have not materially changed since December 31, 2006.

SUMMARY OF FINANCIAL RESULTS

FINANCIAL HIGHLIGHTS Three months ended March 31		2007	2006
(In millions of Canadian dollars, unless otherwise noted)		(Combined)
Sales		970	1,039
Operating income (loss) from continuing operations		15	(17)
Loss from continuing operations		(15)	(28)
Net loss		(16)	(24)
Average exchange rates	CAN$	1.172	1.155
	US$	0.854	0.866

FIRST QUARTER 2007 VS FIRST QUARTER 2006 OVERVIEW

SALES OF $970 MILLION

Combined sales in the first quarter of 2007 amounted to $970 million, a decrease of $69 million or 7% from sales of $1,039 million in the first quarter of 2006. This decrease in sales was primarily attributable to lower shipments for paper, mostly resulting from the permanent closures of our Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006, lower shipments for wood products, mostly resulting from the permanent or indefinite closures of sawmills, and lower average selling prices for lumber. These factors were partially offset by higher average selling prices for paper and pulp.

COST OF SALES OF $802 MILLION

Combined cost of sales decreased by $129 million or 14% in the first quarter of 2007 compared to the first quarter of 2006. This decrease was mainly attributable to the permanent closures of our Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006, the permanent or indefinite closures of sawmills, the realization of savings stemming from restructuring activities and, to a lesser extent, lower charges on our softwood lumber exports (cessation of the countervailing and antidumping duties collected by the U.S. in October 2006, replaced by the application of an export charge). These factors were partially offset by the investment tax credits related to research and development expenditures received in the first quarter of 2006 and higher costs for purchased fiber and chemicals in the first quarter of 2007.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES OF $93 MILLION

Combined selling, general and administrative (“SG&A”) expenses increased by $40 million or 75% in the first quarter of 2007 compared to the first quarter of 2006. The combined SG&A for the first quarter of 2007 included transaction costs of $34 million, an increase in environmental provision of $10 million and mark-to-market gain on financial instruments of $6 million. The SG&A for the first quarter of 2006 included a

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.

revenue of $7 million for a legal settlement. Excluding these items, SG&A expenses decreased by $5 million in the first quarter of 2007 compared to the first quarter of 2006. This decrease was mainly attributable to the realization of savings stemming from restructuring activities and a bad debt expense incurred in the first quarter of 2006.

OPERATING INCOME FROM CONTINUING OPERATIONS OF $15 MILLION

Combined operating income from continuing operations in the first quarter of 2007 amounted to $15 million, compared to an operating loss from continuing operations of $17 million for the first quarter of 2006. The $32 million improvement in operating loss from continuing operations was principally attributable to the factors mentioned above.

NET LOSS OF $16 MILLION

Combined net loss amounted to $16 million in the first quarter of 2007 compared to a net loss of $24 million in the first quarter of 2006. This $8 million improvement was mainly attributable to the factors mentioned above.

PAPERS

SELECTED INFORMATION Three months ended March 31	2007	2006
(In millions of Canadian dollars, unless otherwise noted)	(Combined)
Sales
Total sales	698	712
Intersegment sales to Paper Merchants	(75)	(83)
	623	629
Operating income (loss) from continuing operations	59	(18)
Shipments
Paper (in thousands of ST)	534	633
Market pulp (in thousands of ADMT)	143	135

SALES AND OPERATING INCOME FROM CONTINUING OPERATIONS

Sales

Combined sales in our Papers business amounted to $623 million in the first quarter of 2007, a decrease of $6 million or 1% from sales of $629 million in the first quarter of 2006. This decrease in sales was mainly attributable to lower shipments for paper, mostly resulting from the permanent closures of our Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006, partially offset by higher average selling prices for paper and pulp.

Operating income

Combined operating income from continuing operations in our Papers business totaled $59 million in the first quarter of 2007 compared to an operating loss from continuing operations of $18 million in the first quarter of 2006. The $77 million improvement in operating income from continuing operations is largely the result of higher average selling prices for paper and pulp, the permanent closures of our Cornwall and Ottawa paper mills effective in the first quarter of 2006, the realization of savings stemming from restructuring activities and lower amortization expense due to the fair value adjustments of our assets following our Transaction. These factors were partially offset by lower shipments for paper, higher cost due to lack-of-order downtime, higher costs for purchased fiber and chemicals, and a revenue of $7 million from a legal settlement and a $7 million investment tax credit related to research and development expenses, both recorded in the first quarter of 2006.

PRICING ENVIRONMENT

In our Papers business, our average transaction prices, denominated in U.S. dollars, increased in the first quarter of 2007 compared to the first quarter of 2006. Within our Canadian operations, the decline of the Canadian dollar further positively impacted our Canadian dollar denominated prices, which are derived from the U.S. denominated prices.

Our average transaction prices, denominated in U.S. dollars, for our basket of copy and offset grades, increased on average by approximately 16% in the first quarter of 2007 compared to the first quarter of 2006. Within this basket, our average transaction prices for copy 20 lb sheets and offset 50 lb rolls, which represented approximately 34% of our paper sales in the first quarter of 2007, were higher on average by US$132/ton and US$80/ton, respectively, in the first quarter of 2007 compared to the first quarter of 2006. During the quarter, a US$60/ton price increase for both cut-size and offset rolls was announced and is in the process of being implemented in the second quarter of 2007.

Our average transaction prices for Northern Bleached Softwood Kraft (NBSK) pulp increased by US$117/tonne and our average transaction prices for Northern Bleached Hardwood Kraft (NBHK) pulp increased by US$61/tonne in the first quarter of 2007 compared to the first quarter of 2006. A US$20/tonne price increase was announced for softwood pulp during the quarter effective in April 2007.

OPERATIONS

Shipments

Our paper shipments decreased by 99,000 tons in the first quarter of 2007 when compared to the first quarter of 2006. This decrease is mainly due to the permanent closures of our Cornwall and Ottawa paper mills effective in the first quarter of 2006 and to higher lack-of-order downtime in the first quarter of 2007.

Our pulp trade shipments (the amount of pulp shipments in excess of our internal requirements) increased by 8,000 tonnes in the first quarter of 2007 when compared to the first quarter of 2006. This increase in trade shipments resulted from the diversion of internal sales to trade sales pursuant to permanent mill closures mentioned above.

Labor

A collective agreement expired in April 2004 for our Lebel-sur-Quévillon pulp mill (affecting approximately 350 employees). Negotiations have ceased and the mill has been closed for an indefinite period since November 2005.

In July 2006, a 5 year agreement, expiring April 30, 2010, was ratified with the union at the Windsor mill (affecting approximately 760 employees).

Restructuring

In November 2005, we announced the permanent shut down of our Cornwall and Ottawa paper mills, which became effective at the end of the first quarter of 2006. As a result, the book value of these mills was reduced to their net recoverable value. We also announced our intention to seek a buyer for our Vancouver paper mill, which was permanently closed as at the end of the second quarter of 2006. On May 9, 2007, Domtar concluded the sale of the Vancouver property for a total proceed of $23 million. As of March 31, 2007, our Vancouver paper mill is presented as assets held for sale. In September 2006, we sold our facility and land in Cornwall, for proceeds of $4 million and a corresponding gain of $1 million ($1 million net of income taxes). These closures resulted in a reduction of our production capacity of 145,000 tonnes of pulp and 450,000 tons of paper per annum and impacted approximately 1,380 positions.

Other

In November 2005, we announced the indefinite shut down of our Lebel-sur-Quévillon pulp mill due to unfavorable economic conditions. Our Lebel-sur-Quévillon pulp mill is still indefinitely idled due to factors such as high wood fiber, energy and transportation costs, a strong Canadian dollar and uncompetitive labor costs.

PAPER MERCHANTS

SELECTED INFORMATION Three months ended March 31	2007	2006
(In millions of Canadian dollars)	(Combined)
Sales	271	277

Operating income from continuing operations	6	4

SALES AND OPERATING INCOME FROM CONTINUING OPERATIONS

Sales

Our Paper Merchants business generated combined sales of $271 million in the first quarter of 2007, a decrease of $6 million or 2% in comparison to the first quarter of 2006. This decrease was mainly attributable to lower shipments, partially offset by higher average selling prices.

Operating Income

Combined operating income from continuing operations amounted to $6 million in the first quarter of 2007 compared to $4 million in the first quarter of 2006. The $2 million increase in operating income from continuing operations was primarily due to the impact of a bad debt expense incurred in the first quarter of 2006, partially offset by lower shipments.

WOOD

SELECTED INFORMATION Three months ended March 31	2007	2006
(In millions of Canadian dollars, unless otherwise noted)	(Combined)
Sales
Lumber sales	66	116
Wood chips and other sales	18	32
Sub-total	84	148
Intersegment sales	(8)	(15)
	76	133

Operating loss from continuing operations	(13)	(5)

Shipments (millions of FBM)	176	256

SALES AND OPERATING LOSS FROM CONTINUING OPERATIONS

Sales

Combined sales in our Wood business amounted to $76 million in the first quarter of 2007, a decrease of $57 million or 43% compared to sales of $133 million in the first quarter of 2006. This decrease was largely attributable to lower shipments, which is the result of the indefinite shut down of three sawmills (two in Abitibi, Quebec, and one in Ontario) at the end of 2006 and the permanent closure of our Grand Remous and Malartic sawmills in June of 2006, as well as the slowdown in the U.S. housing industry which resulted in lower selling prices for our wood products.

Operating Loss

Combined operating loss from continuing operations in our Wood business totaled $13 million in the first quarter of 2007 compared to an operating loss from continuing operations of $5 million in the first quarter of 2006. The $8 million increase in operating loss from continuing operations was mainly attributable to lower average selling prices and lower shipments for lumber and chips mostly resulting from permanent or indefinite closures of sawmills. These factors were partially offset by lower costs for freight and energy, mostly resulting from the permanent or indefinite closures of sawmills in 2006, lower charges on our softwood lumber exports (cessation of the countervailing and antidumping duties collected by the U.S. in October 2006, replaced by the application of an export charge) and the realization of savings stemming from restructuring activities.

PRICING ENVIRONMENT

Our average transaction price for Great Lakes 2x4 stud decreased by US$82/MFBM and our average transaction price for Great Lakes 2x4 random length decreased by US$85/MFBM in the first quarter of 2007 compared to the first quarter in 2006.

OPERATIONS

Shipments

Our lumber shipments decreased by 80 million board feet of lumber in the first quarter of 2007 compared to the first quarter of 2006 as a result of sawmills that are permanently and indefinitely closed as well as the slowdown in the U.S housing market.

Labor

A collective agreement expired in June 2006 for our Val d’Or sawmill (affecting approximately 88 employees). Negotiations are ongoing for the renewal of this collective agreement and the creation of a new agreement for our Sullivan sawmill (affecting approximately 60 employees).

A collective agreement expired in August 2005 for our Nairn Center sawmill. Negotiations have been suspended as the mill is shutdown for an indefinite period of time.

Other

In January 2007, due to the difficult market conditions that have prevailed in the wood sector in recent months, including the slowdown in the U.S. housing market and the new softwood lumber agreement, we announced the indefinite closure of our White River sawmill expected to be effective in the second quarter of 2007. The closure will impact approximately 140 permanent positions and will reduce our production capacity by 110 million board feet of lumber.

In November 2005, the decision to temporarily shut down our Lebel-sur-Quévillon pulp mill due to unfavorable economic conditions, caused us to indefinitely idle our adjacent sawmill. Additionally, in October 2006, we announced the indefinite closures of three other sawmills (two in Abitibi, Quebec, and one in Ontario). The closures, which occurred in October 2006, are primarily due to the pressure of higher timber costs and lower selling prices and demand for both lumber and wood chips. These closures impacted approximately 360 permanent positions and reduced production capacity by approximately 400 million board feet of lumber. As of March 31, 2007, these sawmills are still indefinitely closed.

In November 2005, due to reduced softwood fiber allocations, which have increased fiber costs in Quebec, we announced the permanent closures of our Grand-Remous and Malartic sawmills, which became effective in the second quarter of 2006. As a result, the book value of these sawmills was reduced to their net recoverable value. These closures impacted approximately 200 permanent positions and reduced production capacity by approximately 160 million board feet of lumber. Subject to government approval, the wood fiber allocation for Grand-Remous and Malartic will be transferred to Domtar’s other Quebec sawmills. This will ensure more efficient operations at these sawmills.

We are considering alternative venues for our wood business that range from continuing to hold and operate the assets to a possible sale or other disposition.

Fiber supply

The Province of Quebec adopted legislation, effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and Cree First Nations. As a result, the amount of fiber we were permitted to harvest annually, under our licenses from the Quebec government, was reduced by approximately 500,000 cubic meters to approximately 2.0 million cubic meters, reflecting a 21% reduction. The Chief forester of Quebec has proposed a further reduction of 70,000 cubic meters, or 3%, in the total softwood annual allowable cut of forests managed by Domtar. This would significantly affect the supply of fiber for our Northern Quebec softwood sawmills and market pulp operations. Also, the reduction in harvest volume has a corresponding increase in the unit cost of wood delivered to the sawmills. As a result of the closure in November 2005 of our pulp mill at Lebel-sur-Quévillon due to unfavorable economic conditions and no alternative markets for chips produced by our sawmills, as well as the reduced allowable wood harvesting volume, our Northern Quebec softwood sawmills, including Val d’Or, Matagami and Lebel-sur-Quévillon, were closed for an indefinite period of time.

We are currently working on finding solutions to the reduced fiber supply, such as obtaining alternate sources of fiber. If we are unable to obtain an adequate supply of fiber at a competitive cost, our Northern Quebec softwood sawmills and market pulp operations may not reopen and may result in permanent closures or impairment of assets.

FINANCING EXPENSES AND

INCOME TAXES

FINANCING EXPENSES

In the first quarter of 2007, financing expenses amounted to $28 million compared to $35 million in the first quarter of 2006. The $7 million decrease in financing expenses was largely due to interest earned from short-term investments as a result of proceeds from the sale of Norampac at the end of the fourth quarter of 2006, and from interest earned on our long-term advances to related parties and lower utilization of our securitization program during the first quarter of 2007.

INCOME TAXES

In the first quarter of 2007, our income tax expense was $2 million compared to an income tax recovery of $24 million in the first quarter of 2006. This variation was primarily due to the mix and level of earnings subject to different tax jurisdictions, the differences in tax rates applicable to our foreign subsidiaries and the relative effect of permanent differences in minimal profit/loss situations.

LIQUIDITY AND

CAPITAL RESOURCES

Our principal cash requirements are for working capital, capital expenditures, as well as principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through new financings, subject to satisfactory market conditions and credit ratings.

OPERATING ACTIVITIES

Combined cash flows provided from operating activities of continuing operations totaled $86 million in the first quarter of 2007 compared to cash flows used for operating activities of continuing operations of $21 million in the first quarter of 2006. This $107 million improvement in cash flows generated from continuing operations mainly reflects a decrease in requirements for working capital and an increase in profitability. Changes in working capital for the first quarter of 2007 includes a decrease in receivables due to an increase in off balance sheet securitization in the amount of $127 million (US$110 million), offset by other seasonal working capital requirements. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of wood fiber, energy and raw materials and other expenses such as property taxes.

INVESTING ACTIVITIES

Combined cash flows used for investing activities of continuing operations totaled $680 million in the first quarter of 2007 compared to cash flows used for investing activities of continuing operations of $20 million in the first quarter of 2006. The $660 million increase in cash flows used for investing activities of continuing operations was mainly attributable to an increase in long-term advances to related parties of $659 million. Capital expenditures required to maintain existing operations are approximately $90 million annually.

FINANCING ACTIVITIES

In the first quarter of 2007, combined cash flows provided from financing activities of continuing operations amounted to $4 million compared to $59 million in the first quarter of 2006. This $55 million decrease in cash flows provided from financing activities of continuing operations is largely attributable to lower net borrowings under our revolving credit facility.

CAPITAL RESOURCES

Net indebtedness was $1,931 million as at March 31, 2007 compared to $1,304 million as at December 31, 2006. The $627 million increase in net indebtedness was largely due to a decrease in cash and cash equivalents resulting from long-term advances to related parties of $659 million made in the first quarter of 2007, as well as the fair market value adjustment for the debt.

In connection with the Transaction, Domtar and Domtar Corporation entered into a new Credit Agreement, dated March 7, 2007, which consists of a seven-year senior secured Term loan B facility of US$800 million and a five year US$750 million secured revolving credit facility. This new facility replaced the prior facility of Domtar, which consisted of a US$600 million unsecured revolving credit facility. The revolving credit facility may be used for working capital needs and for general corporate purposes, and a portion will be available for letters of credit and swingline loans to Domtar and Domtar Corporation. Borrowings by Domtar under the revolving credit facility will be made available in U.S. dollars or Canadian dollars and be limited to US$150 million (or the Canadian equivalent thereof).

Amounts drawn under the revolving credit facility by Domtar in U.S. dollars bear annual interest at either a eurodollar rate plus a margin of 1.25% to 2.25%, or a U.S. base rate plus a margin of 0.25% to 1.25%. Amounts drawn under the revolving credit facility by Domtar in Canadian dollars bear annual interest at the Canadian prime rate plus a margin of 0.25% to 1.25%. Domtar may also issue bankers’ acceptances denominated in Canadian dollars which are discounted at bankers’ acceptance rates in Canada and are subject to an acceptance fee, payable on the date of acceptance, which is calculated at a rate per annum equal to 1.25% to 2.25%. The interest rate margins and the acceptance fee are subject to adjustments based on Domtar Corporation’s consolidated leverage ratio.

The Credit Agreement contains a number of covenants that, among other things, limit the ability of Domtar Corporation and the ability of its subsidiaries to make capital expenditures and place restrictions on other matters customarily restricted in senior secured credit facilities. For so long as the revolving credit commitments are outstanding, Domtar Corporation is required to comply with a consolidated cash interest coverage ratio and a consolidated leverage ratio. The Credit Agreement contains customary events of default.

Domtar Corporation and its subsidiaries serve as guarantors of the senior secured credit facilities for any obligations thereunder of Domtar, subject to agreed exceptions.

The obligations of Domtar in respect of the senior secured credit facilities are secured by all of the equity interests of Domtar Corporation’s subsidiaries, subject to certain exceptions, and the obligations of both Domtar and Domtar Corporation are secured by a perfected first priority security interest in substantially all of Domtar Corporation’s and its direct and indirect U.S. subsidiaries’ tangible and intangible assets (other than the U.S. subsidiaries of Domtar). In addition, Domtar’s obligations are secured by a perfected first priority security interest in the Canadian inventory of Domtar and its subsidiaries, other than its U.S. subsidiaries.

As at March 31, 2007, we had US$35 million ($40 million) of letters of credit outstanding and US$4 million ($4 million) drawn in the form of bank overdraft under the revolving credit facility and included in “Bank indebtedness,” resulting in US$111 million ($129 million) of availability for Domtar for future drawings under this facility. As at December 31, 2006, under the previous credit facility, there were no drawings under the credit facility, US$16 million ($18 million) of letters of credit outstanding and no amounts drawn in the form of bank overdraft and included in “Bank indebtedness.”

As at March 31, 2007, we had a provision of $8 million related to these letters of credit ($4 million as at December 31, 2006).

In addition, as at March 31, 2007, separate letters of credit of $3 million were outstanding. No provisions relating to these letters of credit were recorded.

The indentures related to the 10% and 10.85% debentures limit the amount of dividends that may be paid and the amount of shares that may be repurchased for cancellation. These indentures also require that no new long-term debt be incurred, unless total long-term debt is less than 50% of consolidated net tangible assets, but do not restrict the incurrence of new long term debt related to the purchase of property or the replacement of existing long-term debt or the issuance of short-term debt. All our borrowing agreements contain restrictions on the amount of secured borrowings we can incur with other lenders.

CREDIT RATINGS

Domtar is a co-borrower in respect to a revolving credit (for up to US$150 million, guaranteed by Domtar Corporation) under its parent Domtar Corporation’s US$1,550 million secured revolving credit and term loan facility as well as the obligor under six unsecured issues of notes and debentures. The ratings listed below represent a risk assessment of these obligations.

RATING AGENCY	SECURITY	RATING

Moody’s Investors Services	Secured Credit Facility of Domtar Corporation and Domtar	Ba1
	Unsecured debt obligations of Domtar	B2

Standard & Poor’s	Secured Credit Facility of Domtar Corporation and Domtar	BB
	Unsecured debt obligations of Domtar	B+

Dominion Bond Rating Service	Secured Credit Facility of Domtar Corporation and Domtar	BBB (low)
	Unsecured debt obligations of Domtar	BB (low)
	Preferred shares of Domtar	Pfd-5 (high)

The ratings by Moody’s Investors Services (Moody’s) are the fifth and sixth best ratings in terms of quality within nine rating gradations, with the numerical modifier 1 indicating a ranking at the top end of a rating category and the numerical modifier 2 indicating a ranking in the middle of a rating category. The ratings by Standard & Poor’s (S&P) are the fifth and sixth best ratings in terms of quality within ten rating gradations, with the “plus” indicating a ranking at the higher end of this category. The debt ratings by Dominion Bond Ratings (DBRS) are the fourth and fifth best ratings in terms of quality within ten rating gradations, with the “low” indicating a ranking in the lower end of a rating category. All the agencies have a “stable” outlook in respect to these ratings.

Any reductions in our credit ratings would have a negative impact on our access to and cost of capital and financial flexibility. The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.

Common shares

Since March 7, 2007, the closing date of our Transaction, all of our issued and outstanding common shares are held by Domtar Corporation.

As at March 31, 2007, we had 231,709,007 common shares, 67,476 Series A Preferred Shares and 1,074,800 Series B Preferred Shares issued and outstanding.

Options granted under the Executive Stock Option Plan, whether vested or unvested, were exchanged on the same terms and conditions for an option to purchase a number of shares of common stock of Domtar Corporation equal to the number of Domtar common shares or of equivalent value determined using the Black-Scholes option-pricing model, depending if the exercise price was higher, equal or less than the market value at the time of the exchange.

The Employee Share Purchase Plans have been terminated in February 2007.

OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitizations. The description of these arrangements and their impact on our results of operations and financial position for the year ended December 31, 2006 can be found on pages 23 and 24 of our 2006 Annual Report1. Off balance sheet arrangements have not changed materially since December 31, 2006. As at March 31, 2007 and December 31, 2006, the value of securitized receivables amounted to $150 million (US$130 million) and $23 million, respectively.

RELATED PARTY TRANSACTIONS

In conjunction with the consummation of the Transaction, a Canadian subsidiary of Domtar advanced $589 million (US$500 million) to a Canadian subsidiary of Domtar Corporation and a U.S. subsidiary of Domtar advanced $70 million (US$60 million) to a U.S. subsidiary of Domtar Corporation to pay down indebtedness incurred in the Transaction. The Canadian advance is for five years, bears interest at a variable rate based on the Canadian prime rate and is repayable at any time. The U.S. advance is for five years, bears interest at a variable rate based on the U.S. prime rate and is repayable at any time.

Domtar Corporation’s Canadian and U.S. subsidiaries have advanced certain funds to Domtar’s Canadian and U.S. subsidiaries in the normal course of business to finance its short-term liquidity needs. Ris Paper Company, Inc., an indirect wholly-owned subsidiary of Domtar, purchases paper from Domtar Corporation under the same commercial terms as any other merchant who purchases paper from Domtar Corporation.

Domtar receives a management fee from Domtar Corporation in exchange for services rendered such as Finance, Legal, Human Resources, etc. The management fee is charged at cost or at cost plus, depending on the nature of the service rendered. The management fee for the period from March 7, 2007 to March 31, 2007 was not significant.

GUARANTEES

Domtar has provided certain guarantees with regards to its pension plans, its E.B. Eddy acquisition, its indemnifications related to the sale of its businesses and real estate, its debt agreements and its leases. The description of these guarantees and their impact on our results of operations and financial position for the year ended December 31, 2006 can be found on page 24 of our 2006 Annual Report1 and have not changed materially since December 31, 2006 except for the following:

E.B. EDDY ACQUISITION

On July 31, 1998, we acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of Domtar in specified circumstances, Domtar may have had to pay up to a maximum of $120 million, an amount which is gradually declining over a 25-year period. As at March 31, 2007, the maximum amount of the purchase price adjustment was $110 million.

On March 14, 2007, we received a letter from this third party demanding payment of $110 million as a result of the consummation of the Transaction. We do not believe that the consummation of the Transaction triggers an obligation to pay an increase in consideration under the purchase price adjustment and we intend to vigorously defend ourselves against any claims with respect thereto. However, we may not be successful in our defense of such claims, if any, and, if we are ultimately required to pay an increase in consideration, such payment may have a material adverse effect on our liquidity, results of operations and financial condition. No provision was recorded for this contingent liability.

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.

CONTRACTUAL OBLIGATIONS

AND COMMERCIAL COMMITMENTS

In the normal course of business, we enter into certain contractual obligations and commercial commitments, such as debentures and notes, operating leases, letters of credit and others. The summary of our obligations and commitments as at December 31, 2006 can be found on page 25 of our 2006 Annual Report1 and have not materially changed since December 31, 2006.

For the foreseeable future, we expect cash flows from operations and from various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

SELECTED QUARTERLY FINANCIAL INFORMATION

Selected quarterly financial information for the eight most recently completed quarters ending March 31, 2007 is disclosed below.

SELECTED QUARTERLY FINANCIAL INFORMATION		2nd	3rd	4th	2005 Year	1st	2nd	3rd	4th	2006 Year	2007 1st
(In millions of Canadian dollars, unless otherwise noted)											(Combined)
Sales		1,097	1,082	990	4,247	1,039	998	1,013	939	3,989	970

Operating income (loss) from continuing operations		26	(34)	(366)	(349)	(17)	10	66	178	237	15

Earnings (loss) from continuing operations		—	(44)	(271)	(310)	(28)	(22)	22	91	63	(15)

Net earnings (loss)		2	(52)	(348)	(388)	(24)	(9)	38	323	328	(16)

Average exchange rates	CAN$	1.244	1.202	1.173	1.211	1.155	1.122	1.121	1.139	1.134	1.172

	US$	0.804	0.832	0.852	0.826	0.866	0.891	0.892	0.878	0.882	0.854

The first quarter of 2006 reflected an improvement in all of our businesses over the fourth quarter of 2005. Our results from continuing operations benefited from higher average selling prices for the majority of our products and higher shipments for paper. Nonetheless, our results from continuing operations continued to be negatively affected by the strengthening of the Canadian dollar and high costs, especially for freight and energy. In light of this difficult context, we continued to carry out our announced closure and restructuring initiatives, with the definite closures of our Cornwall and Ottawa mills effective at the end of the first quarter of 2006. Results from continuing operations for the second quarter of 2006 continued to improve for the majority of our businesses when compared to the first quarter of 2006. Although our earnings from continuing operations were negatively impacted by lower shipments for pulp and paper, lower average selling prices for lumber and the continued strengthening of the Canadian dollar, we benefited from higher average selling prices for pulp and paper, and the realization of savings stemming from our restructuring initiatives. As of September 30, 2006, our Cornwall pulp and paper mill, Ottawa paper mill, Vancouver paper mill and Grand-Remous and Malartic sawmills were permanently shut down. Results from continuing operations for the third quarter of 2006 reflected an improvement in all of our businesses over the second quarter, except for Wood. Our results from continuing operations benefited from higher average selling prices for the majority of our products, except for lumber, higher shipments for pulp and higher investment tax credits related to research and development expenditures from prior years. In July 2006, we settled a sales contract dispute, resulting in a payment to us of $14 million. Overall lower costs, partially resulting from the realization of savings stemming from restructuring initiatives throughout our business segments further improved results in the third quarter of 2006. Results from continuing operations for the fourth quarter of 2006 reflected an improvement over the preceding quarter, due to the receipt of a $178 million refund plus interest of $22 million relating to lumber

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.

duties (net of special charge of $36 million), the gain on the sale of timberlands that amounted to $10 million ($6 million net of taxes), higher selling prices for pulp and paper and lower freight and energy costs. These were partially offset by lower shipments for all of our major products, lower average selling prices for lumber, higher costs for purchased wood fiber and chemicals, offset by the weakening of the Canadian dollar. The wood sector continued to face difficult industry conditions including higher timber costs and lower demand for both lumber and wood chips. In addition, in the fourth quarter of 2006, we sold our 50% interest in Norampac for a total cash consideration of $560 million, resulting in a gain of $237 million (net of applicable taxes) which is classified, as per GAAP, as discontinued operations.

The first quarter of 2007 included the impact of fresh start reporting (mostly related to amortization and pension costs that started on March 7, 2007) and costs of $34 million incurred relating to the Transaction, while the fourth quarter of 2006 included the refund of softwood lumber duties of $164 million, costs of $25 million incurred relating to the Transaction, a gain of $10 million realized on the sale of a parcel of timberlands and a charge of $5 million related to write downs of investments in our Wood business. When excluding these items, our combined results for our Paper and Paper Merchants businesses slightly improved in the first quarter of 2007 compared to the results of our fourth quarter of 2006 while the combined results of our Wood business deteriorated mostly due to the continuing difficult conditions prevailing in the wood sector. Our combined results from continuing operations in the first quarter of 2007 benefited from higher shipments of paper and wood products and slightly higher average selling prices for some of our products. These factors were offset by an increase in our environmental provision of $10 million as well as higher overall costs for freight, chemicals, energy and purchased fiber.

ACCOUNTING CHANGE

ACCOUNTING CHANGES

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of Handbook Section 1506 “ Accounting Changes.” The new standard, effective January 1, 2007, allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information and requires changes in accounting policy to be applied retrospectively unless doing so is impracticable. The initial adoption of this section had no significant impact on the consolidated financial statements under Canadian GAAP.

FINANCIAL INSTRUMENTS

In April 2005, the CICA issued three new Handbook Sections in relation with financial instruments: Section 3855 “Financial Instruments – Recognition and Measurement,” Section 3865 “Hedges” and Section 1530 “Comprehensive Income.” The Corporation adopted the provisions of these sections on January 1, 2007.

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

Section 3855 expands on Handbook Section 3860 “Financial Instruments – Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Under this new statement:

•

All financial assets and liabilities are carried at fair value in the consolidated balance sheet, except loans and receivables, investments held-to-maturity and non-trading financial liabilities, which are carried at amortized cost. Realized and unrealized gains and losses on trading financial assets and liabilities are recognized immediately in the consolidated statement of income while unrealized gains and losses on financial assets that are available for sale are recognized in other comprehensive income until their realization, after which these amounts are recognized in the consolidated statement of income.

•

All derivatives financial instruments are carried at fair value in the consolidated balance sheet, including those derivatives that are embedded in other contracts but are not closely related to the host contract.

HEDGES

Section 3865 provides alternative accounting treatments to those found in Section 3855 for entities who choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG-13 “Hedging Relationships,” and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Under this new statement:

•

In a fair value hedge, hedging activities are carried at fair value, with changes in fair value recognized in the consolidated statement of income. The changes in the fair value of the hedged item attributable to the hedged risk is also recorded in consolidated income by way of a corresponding adjustment of the carrying amount of the hedged items recognized in the consolidated balance sheet.

•

In a cash flow hedge, the changes in fair value of derivative financial instruments is recorded in other comprehensive income. These amounts are reclassified in the consolidated statement of income in the periods in which results are affected by the cash flows of the hedged item.

•	Hedges of net investments in self-sustaining foreign operations are treated in a manner similar to cash flow hedges.

•	Any hedge ineffectiveness is recorded in the consolidated statement of income.

COMPREHENSIVE INCOME

Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements.

On January 1, 2007, the initial adoption of this standard resulted in a decrease in other assets of $26 million, an increase in future income tax asset of $2 million, a decrease in other long-term liabilities and deferred credits of $5 million, a decrease in long-term debt of $14 million and an accumulated other comprehensive loss of $5 million.

UNCERTAINTY IN INCOME TAXES

In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (FIN 48).” This interpretation, which the Company adopted on January 1, 2007, clarifies the accounting for uncertain tax positions recognized in a company’s financial statements in accordance with Statement 109. FIN 48 prescribes a more likely than not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification of a liability for unrecognized tax benefits, accounting for interest and penalties, accounting in interim periods, and expanded income tax disclosures. Domtar adopted this Interpretation in conjunction with the fresh start reporting and the adoption of the accounting policies of Domtar Corporation (other than LIFO). Domtar considers FIN 48 is an appropriate source of Canadian GAAP under Section 1100, “Generally Accepted Accounting Principles”. The adoption of FIN 48 was not reflected as a change in accounting policy with retrospective adjustment of retained earnings nor were comparative amounts for prior periods restated given the fresh start accounting on March 7, 2007. The initial adoption of this Interpretation had no significant impact on the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, income taxes and asset retirement obligations based upon currently available information. Actual results could differ from those estimates.

These critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on our results of operations and financial position for the year ended December 31, 2006, as well as the effect of changes to these estimates can be found on pages 30 to 35 of our 2006 Annual Report1 and have not materially changed since December 31, 2006, except for those mentioned above.

FAIR VALUE ADJUSTMENTS AND FRESH START REPORTING

We applied fresh start reporting on March 7, 2007. As a result, all our assets and liabilities have been reported at fair values, except for future income taxes, which are reported in accordance with the requirements of CICA Handbook Section 3465, Income Taxes.

The fair values of our assets and liabilities have been based on Management’s best estimates at March 7, 2007. We are in the process of completing the valuation of certain assets and liabilities. Accordingly, the fair value of assets and liabilities could differ materially from the amounts presented in the consolidated financial statements. The principal significant elements for which the fair value could be modified include inventories, property, plant and equipment, intangible assets (including actual depreciation and amortization expense), goodwill and deferred income taxes.

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.

As a result of the application of fresh start reporting, our financial statements beginning with the financial statements for the first quarter of 2007 are not comparable to our earlier financial statements.

RISKS AND UNCERTAINTIES

In the normal course of business, we face risks and uncertainties that in the event of their occurrence could materially adversely affect our business and financial condition. The description of these risk factors for the year ended December 31, 2006 can be found on pages 36 to 41 of our 2006 Annual Report1 and have not changed materially since December 31, 2006 except for the following.

The integration of the Weyerhaeuser Fine Paper Business and the Domtar business following the Transactions may present significant challenges to our management which could cause management to fail to respond effectively to the increasing forms of competition facing the Company’s business.

There is a significant degree of difficulty and management distraction inherent in the process of separating the Weyerhaeuser Fine Paper Business from Weyerhaeuser Company and integrating the Weyerhaeuser Fine Paper Business and Domtar business. These difficulties include:

•	carrying on the ongoing business operations while separating the Weyerhaeuser Fine Paper Business from Weyerhaeuser Company and integrating the Weyerhaeuser Fine Paper Business with Domtar;

•	preserving customer, distribution, supplier and other important relationships of the Company;

•	consolidating an organization with its executive head office located in Montreal, Quebec and its operational headquarters located in Fort Mill, South Carolina;

•	integrating the business cultures of Weyerhaeuser Company and Domtar;

•	integrating information, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems;

•	expanding the scope of the Company’s operational and financial systems, which will increase its operating complexity;

•	incurring obligations that were unforeseen; and

•	retaining key officers and personnel and successfully implementing succession planning.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the Company’s business. Domtar’s senior management team may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage the business of the Company, service existing customers, attract new customers and develop new products or strategies. One potential consequence of such distractions could be the failure of management to realize opportunities to respond to the increasing sources and forms of competition that the Company’s business will face. If Domtar’s senior management is not able to manage the integration process effectively, or if any significant business activities are interrupted as a result of the integration process the Company’s business could suffer.

The Company cannot assure you that it will successfully or cost-effectively integrate the Weyerhaeuser Fine Paper Business and the Domtar business. The failure to do so could have a material adverse effect on the Company’s financial condition, results of operations and business following consummation of the Transactions.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In the normal course of business, we are exposed to certain financial risks, including interest rate risk, credit risk, foreign currency risk and price risk. We do not use derivative instruments for speculative purposes. More information on financial instruments is presented on pages 41 and 42 and in Note 18 of our 2006 Annual Report1. Financial risks have not changed materially since December 31, 2006.

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.

OUTLOOK

Looking ahead, fine papers volumes are expected to seasonally increase while price realizations are expected to improve. However, the rising energy prices and the strengthening of the Canadian dollar have increase costs at several of our facilities. These factors are expected to dampen the benefits resulting from recently announced price increases in papers and pulp. In light of the decline in demand for fine papers in North America in the first quarter 2007 when compared to 2006, Domtar will closely monitor its production to meet customer demand.

CONTROLS AND PROCEDURES

In the quarter ended March 31, 2007, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “aim,” “target,” “plan,” “continue,” “estimate,” “project,” “may,” “will,” “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from historical results or those anticipated. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any occurs, what effect they will have on Domtar’s results of operations or financial condition. These factors include, but are not limited to:

•	the effect of general economic conditions, particularly in Canada and the U.S.;

•	market demand for Domtar’s products, which may be tied to the relative strength of various Canadian and/or U.S. business segments;

•	energy prices;

•	raw material prices;

•	chemical prices;

•	performance of Domtar’s manufacturing operations including unexpected maintenance requirements;

•	the successful integration of the Weyerhaeuser Fine Paper Business with Domtar and the execution of internal performance plans;

•	the level of competition from domestic and foreign producers;

•	the effect of forestry, land use, environmental and other governmental regulations, and changes in accounting regulations;

•	the effect of weather and the risk of loss from fires, floods, windstorms, hurricanes and other natural disasters;

•	transportation costs;

•	the loss of current customers or the inability to obtain new customers;

•	legal proceedings;

•	changes in asset valuations, including write downs of property, plant and equipment, inventory, accounts receivable or other assets for impairment or other reasons;

•	changes in currency exchange rates, particularly the relative value of the Canadian dollar to the U.S. dollar;

•	the effect of timing of retirements and changes in the market price of Domtar’s common stock on charges for stock-based compensation;

•	performance of pension fund investments and related derivatives; and

•	the other factors described under “Risks and uncertainties” in the Company’s 2006 Annual Report[1].

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this MD&A. Unless specifically required by law, Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances.

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.